Exhibit 99.1

Cipher Pharmaceuticals Reports Q3 2016 Financial Results

MISSISSAUGA, ON, Nov. 11, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced its financial and operational results for the three months ended September 30, 2016. Unless otherwise noted, all figures are in U.S. currency.

Financial Highlights for Q3 2016
(all figures compared to Q3 2015, unless otherwise noted)

•	Total revenue of $9.3 million, an increase of 10% from $8.5 million in Q3 2015.
•	Licensing revenue of $6.8 million, an increase of 9% over $6.3 million in Q3 2015.
•	Canadian product revenue of $1.0 million, up 67% from $0.6 million in Q3 2015.
•	U.S. product revenue of $1.5 million, compared with $1.6 million in Q3 2015.
•	Net loss of $21.8 million, or $0.81 per basic share, which includes a non-cash impairment charge on intangible assets of $17.3 million and on goodwill of $2.3 million related to the Company's U.S. segment.
•	Adjusted EBITDA[1] of $1.2 million, compared with $1.9 million.
•	Excluding the impairment charge, net loss would have been $2.2 million, or $0.08 per basic share.
•	Net cash flow from operating activities of $2.0 million.
•	$30.6 million in cash and cash equivalents at quarter end, up from $27.2 million at year end.

"In what is typically a slower season in dermatology, our total revenue in the third quarter increased by 10%, led by the solid performance of our royalty business, which generated $6.8 million in high-margin revenue in the quarter and more than $20 million year to date," said Stephen Lemieux, Interim Chief Executive Officer of Cipher. "While the Canadian commercial operation continues to perform well, the growth trajectory of the U.S. business has not met the Company's expectations and, as a result, we took a non-cash impairment charge in the quarter. Despite these challenges, we recorded cash from operating activities of $2.0 million in the quarter."

Dr. John Mull, Chair of Cipher's Board of Directors, said: "The directors continue to be very involved in a detailed review of the business plan, as well as evaluating opportunities for operational efficiencies, with the clear objective of increasing the profitability of the business. As part of this effort, we are working with Torreya Capital to consider various strategic alternatives available to enhance shareholder value, with a focus on our U.S. operation. As we evaluate the strategy and strengths of the Company, it's clear that Cipher is on a very solid foundation, underpinned by $30.6 million in cash, a highly profitable royalty business and a growing Canadian commercial operation."

Financial Review

Total Revenue

Total revenue for Q3 2016 increased 10% to $9.3 million from $8.5 million for Q3 2015.

Licensing Revenue

Licensing revenue was $6.8 million, compared with $6.3 million for Q3 2015.

Revenue for Absorica® was $5.2 million in Q3 2016, compared to $4.8 million in Q3 2015. Revenue for Lipofen® was $1.2 million in Q3 2016, compared with $1.1 million in Q3 2015. While the Company's partner has decreased its commercial efforts, Lipofen continues to be a steady source of cash flow to Cipher. Revenue from the Company's extended-release tramadol product (ConZip® in the U.S. and Durela® in Canada) was $0.4 million in Q3 2016, unchanged from $0.4 million in Q3 2015. Combined prescriptions for ConZip and the authorized generic were up 30% in Q3 2016 versus Q3 2015.

Product Revenue

Product revenue increased 12% to $2.5 million in Q3 2016, from $2.2 million in Q3 2015.  Product revenue from U.S. operations was $1.5 million in Q3 2016, a slight decrease from $1.6 million for the three months ended September 30, 2015.  Increased net revenue from Sitavig® of $0.3 million and Nuvail™ of $0.1 million was offset by decreases from Bionect® of $0.1 million and $0.4 million from the legacy products including Umecta® and Innova®.  Total Sitavig prescriptions grew 22% in Q3 2016 versus Q3 2015.

Product revenue from Canadian products increased by 67% to $1.0 million in Q3 2016, led by Epuris®, which generated net sales of $0.9 million in Q3 2016.

Expenses

Selling and marketing expense for Q3 2016 was $3.2 million, compared to $2.6 million in Q3 2015. The increase is primarily attributable to the Company's U.S. acquisition. The U.S. based sales and marketing expenses are mainly focused on increasing sales of Sitavig, Nuvail and Bionect through an internal sales force and enhanced marketing efforts.

General and administrative ("G&A") expense for Q3 2016 was $4.9 million, a decrease of 15% compared with $5.7 million in Q3 2015. The comparative period included a foreign exchange loss of $1.8 million compared to a nominal amount in the current period.  Excluding the impact of foreign exchange, G&A expenses increased to $4.9 million in Q3 2016, compared with $3.9 million for the three months ended September 30, 2015.  The increase in G&A expenses primarily related to the ongoing strategic review process.

Amortization and impairment of intangible assets for the three months ended September 30, 2016 was $18.7 million, compared to $1.3 million in Q3 2015.  As at September 30, 2016, indicators of impairment existed in the Company's finite lived intangible assets in its U.S. segment. Certain assets were assessed for impairment as they were not meeting expectations.  As a result of the impairment tests, multiple intangible assets have been written down to their recoverable amounts, and a corresponding impairment charge of $17.3 million was recorded as an operating expense.

Net Loss & Adjusted EBITDA1

Net loss in Q3 2016 was $21.8 million, or ($0.81) per basic share, compared to net loss of $2.2 million, or ($0.09) per basic share, in Q3 2015. The increased loss mainly reflects the non-cash impairment charge on intangible assets of $17.3 million and on goodwill of $2.3 million. Excluding the impairment charge, net loss would have been $2.2 million, or $0.08 per basic share.

Adjusted EBITDA1 in Q3 2016 was $1.2 million, a 38% decrease versus $1.9 million in Q3 2015.

While Cipher has engaged an advisor, there is no certainty that any transaction or alternative will be undertaken or pursued. The Company has not set a definitive schedule to complete its evaluation and no decision on any particular transaction or alternative has been reached at this time. The Company does not intend to disclose ongoing developments with respect to this process, but in accordance with its continuous disclosure obligations, will disclose material developments if, as and when they occur.

Financial Statements and MD&A

Cipher's Financial Statements and Management's Discussion and Analysis ("MD&A") for the three and nine months ended September 30, 2016 will be available on the Company's website at www.cipherpharma.com in the "Investors" section under "Quarterly Reports" and on SEDAR at www.sedar.com.

Notice of Conference Call

Cipher will hold a conference call today, November 11, 2016, at 8:30 a.m. (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. A live audio webcast will be available at http://bit.ly/2ekaMxk or the Investor Relations section of the Company's website at http://www.cipherpharma.com. An archived replay of the webcast will be available for 90 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR;TSX:CPH) is a growing specialty pharmaceutical dermatology company, with a robust and diversified portfolio of commercial and early to late-stage products.

Through multiple transactions, Cipher has built its U.S. commercial presence, expanded its Canadian dermatology franchise and broadened its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to, there is no certainty that the consideration of strategic alternatives will result in any transaction or alternative being undertaken or pursued, our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our dependency on a limited number of products; integration difficulties and other risks if we acquire or in-license technologies or product candidates; reliance on third parties for the marketing of certain products; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; we generate license revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions; certain of our products are subject to regulation as controlled substances; limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; we may be unsuccessful in evaluating material risks involved in completed and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; inability to meet covenants under our long-term debt arrangement ; compliance with privacy and security regulation; our policies regarding returns, allowances and chargebacks may reduce revenues; certain regulations could restrict our activities; additional regulatory burden and controls over financial reporting; reliance on third parties to perform certain services; general commercial litigation, class actions, other litigation claims and regulatory actions; being a foreign private issuer may limit the information available to U.S. shareholders; we may lose our foreign private issuer status which could result in significant additional costs; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent laws; litigation in the pharmaceutical industry concerning the manufacture and supply of novel and generic versions of existing drugs; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; our operating results may fluctuate significantly; and our debt obligations will have priority over the Common Shares in the event of a liquidation, dissolution or winding up. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

1) EBITDA is a non-IFRS financial measure.  The term EBITDA (earnings before interest, taxes, depreciation and amortization,) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, non-cash share-based compensation, changes in fair value of derivative financial instruments, impairment of intangible assets and goodwill and foreign exchange gains and losses from the translation of Canadian cash balances.

The following is a summary of how EBITDA and Adjusted EBITDA are calculated for the three month periods ended September 30:

	For the three months ended September 30		For the nine months ended September 30,
	2016	2015	2016	2015
Net loss	(21,788)	(2,216)	(27,853)	(271)
Add back:
Depreciation and amortization	1,523	1,360	4,706	2,730
Interest expense	1,858	1,543	6,334	2,511
Income taxes	327	695	949	2,125
EBITDA	(18,080)	1,382	(15,864)	7,095
Change in fair value of derivative	(1,122)	(2,116)	(996)	(2,508)
(Gain) loss from the translation of Canadian cash balances	9	1,932	(55)	2,104
Impairment of intangible assets	17,285	-	17,285	-
Impairment of goodwill	2,277	-	2,277	-
Share-based compensation	842	749	2,385	1,669
Adjusted EBITDA	1,211	1,947	5,032	8,360

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 11-NOV-16